Exhibit 77(D)
Morgan Stanley Municipal Income Opportunities Trust III

Effective August 24, 2006, the following investment policy
changes took effect for Morgan Stanley Municipal Income
Opportunities Trust III (the "Trust"): the Trust may enter
into interest rate swaps and may purchase or sell interest
rate caps, floors or collars.